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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934


                            Indus International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45578L100
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Jeffrey R. Poss, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  March 5, 2003
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of ss.ss.240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No.   45578L100                                         Page 1 of 11 Pages
---------------------                                         ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Investors, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)
                                                                             [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    14,814,743 (See Item 5)
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                14,814,743 (See Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            14,814,743 (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            35.22%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No.   45578L100                                         Page 2 of 11 Pages
---------------------                                         ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg Pincus LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)
                                                                             [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    14,814,743  (See Item 5)
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                14,814,743  (See Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            14,814,743  (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            35.22%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO (LIMITED LIABILITY COMPANY)
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No.   45578L100                                         Page 3 of 11 Pages
---------------------                                         ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg Pincus & Co.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)
                                                                             [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    14,814,743  (See Item 5)
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                14,814,743  (See Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            14,814,743  (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            35.22%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                              Page 4 of 11 Pages

     Pursuant to Rule 13d-2 promulgated under the Exchange Act, this Amendment No. 4 amends the Schedule 13D filed on September 4, 1997, as amended on September 8, 1997 , September 9, 1998 and January 13, 1999 (such Schedule 13D as amended, the "Old Schedule 13D/A") by Warburg, Pincus Investors, L.P. ("WPI"), a Delaware limited partnership, Warburg Pincus LLC, a New York limited liability company (formerly known as E.M. Warburg, Pincus & Co., LLC.)("WP LLC") and Warburg Pincus & Co., a New York general partnership ("WP," and together with WPI and WP LLC, the "Reporting Entities").

     The Reporting Entities are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The agreement among the Reporting Entities to file jointly (the "Joint Filing Agreement") is attached hereto as Exhibit 1. Unless the context otherwise requires, references herein to the "Common Stock" are to shares of common stock, par value $0.001 per share of Indus International, Inc., a Delaware corporation ("Indus International" or the "Company"). Each Reporting Entity disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Old Schedule 13D/A is hereby amended by adding the following:

The Financing Purchase Agreement
--------------------------------

     Pursuant to a Purchase Agreement, dated as of February 12, 2003, by and among WPI, the other purchasers named therein (collectively with WPI, the "Financing Purchasers") and the Company (the form of which is attached hereto as
Exhibit 2) (the "Financing Purchase Agreement"), WPI purchased 72,666 shares of the Company's Common Stock at a price of $1.50 per share (the "Financing Common Stock") and a Convertible Promissory Note of the Company, dated March 5, 2003 in the aggregate principal amount of $4,891,001.00 at face value (the form of which is attached hereto as Exhibit 3) (the "Financing Note", and together with the Financing Common Stock, the "Financing Securities"), with the purchase price paid in cash on February 13, 2003 into an escrow account. On March 5, 2003, the Company satisfied all of its closing conditions required to be performed by it under the Financing Purchase Agreement and the purchase price was released to the Company from the escrow account (the "Financing Closing"). Following the date on which the Company's stockholders vote in favor of the proposed issuance of Common Stock issuable upon conversion of the Financing Note, which vote shall occur prior to May 12, 2003 (the "Financing Stockholder Approval"), the Financing Note shall be convertible into 3,260,667 shares of Common Stock based on an initial conversion price of $1.50, subject to certain adjustments as set forth in the Financing Note (the "Financing Conversion Price"). In addition, on the date of such conversion (the "Financing Conversion Date") any accrued, but unpaid, interest on the Financing Note will be paid to WPI or its permitted transferees in the form of Common Stock based on the Financing Conversion Price.

     The total amount of funds required to purchase the Financing Securities at the Financing Closing by WPI pursuant to the Financing Purchase Agreement was $5,000,000 and was furnished from the working capital of WPI. No additional funds were required to acquire beneficial ownership of the Financing Securities reported on this Schedule 13D/A.

                                                              Page 5 of 11 Pages


Item 4. Purpose of Transaction.

Item 4 of the Old Schedule 13D/A is hereby amended by adding the following:

Financing Purchase Agreement
----------------------------

     The purchases by WPI of the Financing Securities were effected both because of the Reporting Entities' belief that the Company represents an attractive investment based on the Company's business prospects and strategy and to help finance the Company's acquisition of the Energy and Utilities Solutions business of Systems & Computer Technology Corporation. Depending on prevailing market, economic and other conditions, the Reporting Entities may from time to time acquire additional shares of capital stock of the Company or engage in discussions with the Company concerning future acquisitions of shares of capital stock of the Company or further investments by them in the Company. The Reporting Entities intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of the Company's capital stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Entities, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Company.

     Pursuant to the terms of the Financing Purchase Agreement, the Company has agreed to prepare and file with the SEC, within 30 days after the Financing Closing, a registration statement on Form S-3 covering the shares of Common Stock sold at the Financing Closing pursuant to the Financing Purchase Agreement (the "Financing Purchasers Shares") for the benefit of the Financing Purchasers and their permitted transferees, including WPI.

     Pursuant to the terms of the Financing Purchase Agreement, the Company has agreed to prepare and file with the SEC, within 30 days after the Financing Conversion Date, a registration statement on Form S-3 covering the shares of Common Stock issuable upon conversion of all the Convertible Promissory Notes, including the Financing Note, issued at the Financing Closing pursuant to the Financing Purchase Agreement (the "Financing Purchasers Conversion Shares") for the benefit of the Financing Purchasers and their permitted transferees, including WPI.

     The Financing Note was issued to WPI on March 5, 2003 and will mature on December 4, 2003. The Financing Note bears interest at a rate of 8% per annum, payable semi-annually on every six month anniversary of the Financing Closing, with interest to begin accruing as of the Financing Closing. On the Financing Conversion Date, the Financing Note will be automatically converted into Common Stock based on the Financing Conversion Price and any accrued, but unpaid, interest on the Financing Note will be paid to WPI or its permitted transferees in the form of Common Stock based on the Financing Conversion Price. The Financing Note contains customary anti-dilution rights, including adjustments to the number of Common Stock for which the Financing Note is exercisable and the Financing Conversion Price immediately following the occurrence of such events as stock dividends, subdivisions or combinations of the Common Stock. Assuming all of the accrued interest on the Financing Note has been paid in cash as of the Financing Conversion Date and no adjustments have occurred, the Financing Note will convert into 3,260,667 shares of Common Stock.

                                                              Page 6 of 11 Pages


     Except as set forth above in this statement, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Item 2 of the Old
Schedule 13D/A has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Old Schedule 13D/A is hereby amended by adding the following:

The Financing Purchase Agreement
--------------------------------

     (a) As described in Item 3, pursuant to the Financing Purchase Agreement, subject to the receipt of the Financing Stockholder Approval and assuming all of the accrued interest on the Financing Note has been paid in cash as of the Financing Conversion Date and no adjustments have occurred, the Financing Note held by WPI will automatically convert into an aggregate of 3,260,667 shares of Common Stock. Assuming the full conversion of all convertible promissory notes issued pursuant to the Financing Purchase Agreement, in each case assuming all of the accrued interest on all such notes issued thereunder has been paid in cash as of the Financing Conversion Date and no adjustments have occurred, and further assuming that no other shares of Common Stock were sold by the Company in the interim, then after such conversion each of the Reporting Entities would be deemed to own 34.93% of the Company's then outstanding Common Stock and each of the Directors would be deemed to own 34.99% of the Company's then outstanding Common Stock based on 35,238,361 shares of the Company's Common Stock outstanding as of February 12, 2003 and 6,826,664 shares of the Company's Common Stock issued to the Financing Purchasers on March 5, 2003 pursuant to the Financing Purchase Agreement.

     The Reporting Entities are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Entity disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

     (b) WPI has the power to vote or to direct the vote and to dispose or to direct the disposition of the 14,814,743 shares of Common Stock it may be deemed to beneficially own as

                                                              Page 7 of 11 Pages


of the Financing Closing. Each of the Reporting Entities shares with WPI the power to vote or to direct the vote and to dispose or to direct the disposition of the 14,814,743 shares of Common Stock it may be deemed to beneficially own as of the Financing Closing.

     (c) Other than the acquisition of the Financing Securities at the Financing Closing, no transactions in the Common Stock were effected during the last sixty days by the Reporting Entities or any of the persons set forth in Item 2 of the Old Schedule 13D/A.

     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of Financing Securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Financing Securities.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

Item 6 of the Old Schedule 13D/A is hereby amended by adding the following:

The Financing Purchase Agreement
--------------------------------

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Entities have entered into an agreement, attached hereto as Exhibit 1, with respect to the joint filing of this statement and any amendment or amendments hereto.

     The Financing Purchase Agreement was entered into as of February 12, 2003 and is described in Item 3, Item 4 and Item 5 above. The summary of the Financing Purchase Agreement in this Schedule 13D/A is qualified in its entirety by reference to the Financing Purchase Agreement, a copy of which is attached as
Exhibit 2 hereto.

     Pursuant to the Registration Rights Registration Rights Agreement, dated as of February 12, 2003, by and among WPI, the other Financing Purchasers named therein and the Company (the form of which is attached hereto as Exhibit 4) (the "Registration Rights Agreement for Financing Purchasers Shares"), the Company will file with the SEC as soon as practicable after the Financing Closing, and in no event later than 30 days thereafter, a shelf registration statement on Form S-3 pursuant to SEC Rule 415 (the "Registration Statement for Financing Purchasers Shares") under the Securities Act relating to the resale by the Financing Purchasers of the Financing Purchasers Shares. The Company shall use its commercially reasonable efforts to cause such Registration Statement for Financing Purchasers Shares to be declared effective promptly and to be maintained effective until the earlier of (i) the date on which all of the Financing Purchasers Shares have been resold under the Registration Statement for Financing Purchasers Shares, and (ii) the date on which all of the Financing Purchasers Shares may be traded by the applicable Financing Purchasers without restriction (the "Effectiveness Period for Financing Purchasers Shares"). Should the Registration Statement for Financing Purchasers Shares not be declared effective or should its effectiveness lapse prior to the end of the Effectiveness Period for Financing Purchasers Shares, then the Financing Purchasers holding Financing Purchasers Shares and their permitted transferees shall have

                                                              Page 8 of 11 Pages


demand registration rights (if requested by Financing Purchasers holding more than 30% of the Financing Purchasers Shares not so resold) and unlimited "piggy-back" registration rights, in each case as set forth in the Registration Rights Agreement for Financing Purchasers Shares. The summary of the Registration Rights Agreement for Financing Purchasers Shares in this Schedule 13D/A is qualified in its entirety by reference to Registration Rights Agreement for Financing Purchasers Shares.

     Pursuant to the Registration Rights Registration Rights Agreement, dated as of February 12, 2003, by and among WPI, the other Financing Purchasers named therein and the Company (the form of which is attached hereto as Exhibit 5) (the "Registration Rights Agreement for Financing Purchasers Conversion Shares"), the Company will file with the SEC as soon as practicable after the Closing, and in no event later than 30 days thereafter, a shelf registration statement on Form S-3 pursuant to SEC Rule 415 (the "Registration Statement for Financing Purchasers Conversion Shares," and, together with the Registration Statement for Financing Purchasers Shares, the "Financing Registration Statements") under the Securities Act relating to the resale by the Financing Purchasers of the Financing Purchasers Conversion Shares. The Company shall use its commercially reasonable efforts to cause such Registration Statement for Financing Purchasers Conversion Shares to be declared effective promptly and to be maintained effective until the earlier of (i) the date on which all of the Financing Purchasers Conversion Shares have been resold under the Registration Statement for Financing Purchasers Conversion Shares, and (ii) the date on which all of the Financing Purchasers Conversion Shares may be traded by the applicable Financing Purchasers without restriction (the "Effectiveness Period for Financing Purchasers Conversion Shares"). Should the Registration Statement for Financing Purchasers Conversion Shares not be declared effective or should its effectiveness lapse prior to the end of the Effectiveness Period for Financing Purchasers Conversion Shares, then the Financing Purchasers holding Financing Purchasers Conversion Shares and their permitted transferees shall have demand registration rights (if requested by Financing Purchasers holding more than 30% of the Financing Purchasers Conversion Shares not so resold) and unlimited "piggy-back" registration rights, in each case as set forth in the Registration Rights Agreement for Financing Purchasers Conversion Shares. The summary of the Registration Rights Agreement for Financing Purchasers Conversion Shares in this
Schedule 13D/A is qualified in its entirety by reference to the Registration Rights Agreement for Financing Purchasers Conversion Shares.

     Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 of the Old Schedule 13/A or between such persons and any other person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

     1. Joint Filing Agreement dated September 9, 1998 between the Reporting Entities (Incorporated by reference to Exhibit 5 of Amendment No. 1 to the Reporting Entities' Schedule 13D filed on September 9, 1997).

     2. Form of Purchase Agreement, dated February 12, 2003, by and among Indus International, Inc, Warburg, Pincus Investors, L.P. and the other purchasers ascribed thereto.

                                                              Page 9 of 11 Pages


     3. Form of Convertible Promissory Note, dated March 5, 2003, by Indus International, Inc. in the name of Warburg, Pincus Investors, L.P. in the aggregate principal amount of $4,891,001.00 at face value.

     4. Form of Registration Rights Registration Rights Agreement for Shares of Indus International, Inc., dated February 12, 2003, by and among Indus International, Inc., Warburg, Pincus Investors, L.P. and the other purchasers ascribed thereto.

     5. Form of Registration Rights Registration Rights Agreement for Convertible Shares of Indus International, Inc., dated February 12, 2003, by and among Indus International, Inc., Warburg, Pincus Investors, L.P. and the other purchasers ascribed thereto.

                                                             Page 10 of 11 Pages


                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2003                    WARBURG, PINCUS INVESTORS, L.P.

                                             By: Warburg Pincus & Co.,
                                                 General Partner


                                             By: /s/ Scott A. Arenare
                                                 -------------------------------
                                                 Name:  Scott A. Arenare
                                                 Title: Managing Director and
                                                        General Counsel


Dated: March 6, 2003                    WARBURG PINCUS & CO.


                                             By: /s/ Scott A. Arenare
                                                 -------------------------------
                                                 Name:  Scott A. Arenare
                                                 Title: Managing Director and
                                                        General Counsel


Dated: March 6, 2003                    WARBURG PINCUS LLC


                                             By: /s/ Scott A. Arenare
                                                 -------------------------------
                                                 Name:  Scott A. Arenare
                                                 Title: Managing Director and
                                                        General Counsel

                                                             Page 11 of 11 Pages


                                  EXHIBIT INDEX

     1. Joint Filing Agreement dated September 9, 1998 between the Reporting Entities (Incorporated by reference to Exhibit 5 of Amendment No. 1 to the Reporting Entities' Schedule 13D filed on September 9, 1997).

     2. Form of Purchase Agreement, dated February 12, 2003, by and among Indus International, Inc, Warburg, Pincus Investors, L.P. and the other purchasers ascribed thereto.

     3. Form of Convertible Promissory Note, dated March 5, 2003, by Indus International, Inc. in the name of Warburg, Pincus Investors, L.P. in the aggregate principal amount of $4,891,001.00 at face value.

     4. Form of Registration Rights Registration Rights Agreement for Shares of Indus International, Inc., dated February 12, 2003, by and among Indus International, Inc., Warburg, Pincus Investors, L.P. and the other purchasers ascribed thereto.

     5. Form of Registration Rights Registration Rights Agreement for Convertible Shares of Indus International, Inc., dated February 12, 2003, by and among Indus International, Inc., Warburg, Pincus Investors, L.P. and the other purchasers ascribed thereto.